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MAR 06 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esae Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway Suite 1102
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Jim Yang

917.399.7600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

OATH OR AFFIRMATION

I, Jim Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esae Capital Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

HARRISON YU
Notary Public - State of New York
No. 01YU6398572
Qualified in New York County
My Commission Expires Sept. 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-INDEX-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS **PAGE**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Esae Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Esae Capital Partners, LLC as of December 31, 2019, the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Esae Capital Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Esae Capital Partners, LLC's management. Our responsibility is to express an opinion on Esae Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Esae Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 12 & 13) have been subjected to audit procedures performed in conjunction with the audit of Esae Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Esae Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

We have served as Esae Capital Partners, LLC's auditor since 2019.

Maitland, Florida

February 28, 2020

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
(Audited)

BALANCE SHEET

	As of Dec. 31 2019
Current Assets	
Cash	388,203
Accounts receivable	45,000
Other receivable	2,955
Marketable securities - available for sale	61,666
Other	21
Total current assets	497,845
Long Term Assets	-
TOTAL ASSETS	497,845
Current liabilities	
Accounts payable and accrued liabilities	11,777
Account payable - related parties	-
Total current liabilities	11,777
Long Term Liabilities	
Commitments and contingencies	
Members' equity	
Members' equity	437,051
Acc Oth Comp Inc Unreal Gain on Sec Avail for Sale	49,017
Total members' equity	486,068
TOTAL LIABILITIES AND MEMBERS' EQUITY	497,845

The accompanying notes are integral to these financial statements

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
(Audited)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31, 2019
Revenues	
Fee Income	$ 580,000
Operating expenses	
Compensation	207,752
General and administrative	52,798
Travel & Entertainment	95,301
Rent	21,600
Professional fees	5,783
Total operating expenses	383,234
Other Income / (Expense)	
Realized Gain on investments	63,228
Interest Income	9
Dividend/Other income	1,407
Bad Debt Expense	(25,000)
Total other income	39,644
Provision for Income Taxes	0
Net income (loss)	236,410
Other comprehensive income:	
Unrealized gains on securities	(10,462)
Comprehensive income	$ 225,948

The accompanying notes are integral to these financial statements

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
(Audited)

STATEMENT OF MEMBERS' EQUITY

	Units	Members' Equity	Accumulated Oth Comprehensive Income	Total Member's Equity
Balance, December 31, 2018	200,000	77,355	87,765	165,120
Member contributions		95,000		95,000
Member distributions		-		-
Adj for Prior Year Acc Oth Comp Inc.		28,286	(28,286)	
Net income (loss)		236,410		236,410
Unrealized gain on mktable securities			(10,462)	(10,462)
Balance, December 31, 2019		437,051	49,017	486,068

The accompanying notes are integral to these financial statements

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
(Audited)

STATEMENT OF CASH FLOWS

	As of Dec. 31 2019
Cash flows from operating activities:	
Net income (loss)	236,410
Adjustments to reconcile for realized gains	(63,228)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Depreciation and amortization expense	-
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	27,242
Accounts payable related parties	-
Accounts payable and accrued liabilities	3,750
Other	(21)
Net cash provided (used) by operating activities	204,153
Cash flows from investing activities:	
Proceeds from sales of marketable securities	87,321
Purchase of marketable securities	
Net cash used by investing activities	87,321
Cash flows from financing activities:	
Member contributions	95,000
Member distributions	
Net cash provided by (used in) financing activities	95,000
Net change in cash and cash equivalents	386,474
Cash, beginning of period	1,729
Cash, end of period	388,203

The accompanying notes are integral to these financial statements

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
(Audited)

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA). The Company was formed to provide corporate finance and advisory services to small to medium size companies.

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2019, the accounts contain $42,563 above the federally insured limits of $250,000.

Fair Value Measurements:

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying value of the Company's marketable securities held for sale of $61,666 at December 31, 2019 was valued using level 1 inputs.

The carrying value of the Company's remaining financial assets and liabilities which consist of cash, accounts payable and accrued liabilities are not valued using level 1, 2 or 3 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Revenue Recognition:

Significant Judgments – Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees – The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Property and Equipment:

Property, plant and equipment are stated at cost and have been fully depreciated. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets, which for buildings is the lesser of 30 years or the remaining life of the underlying building, up to five years for equipment, and the shorter of lease terms or ten years for leasehold improvements. Depreciation and amortization expense on property and equipment was $0 and $0 during 2019.

Accounts Receivable:

Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2019, the Company had not recorded a reserve for doubtful accounts.

Other Receivable:

Other receivable is comprised of reimbursable expenses from customers. As of December 31, 2019, the balances were $45,000, and the Company had not recorded a reserve for doubtful accounts.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Marketable Securities:

Marketable securities are held for an indefinite period of time and thus are classified as available-for-sale securities. Realized investment gains and losses calculated on the average cost method are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for-sale-securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging whether an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers. Accordingly, the Company recorded no impairment for losses of an other-then-temporary nature during 2019.

Concentrations of Business:

The Company's revenues during 2019 were concentrated in two clients that represented 100% of the Company's revenues.

Income Taxes:

The Company is a limited liability company and as a result is a "disregarded entity" for U.S. Federal state and local income tax purposes by default. All earnings and profits are passed through to the members and are taxed based on their status. Accordingly, no provision for income taxes is made in the financial statements.

NOTE 3 – MARKETABLE SECURITIES

The Company recorded $(10,462) of other comprehensive loss associated with unrealized gains on these investments during the years ended December 31, 2019. The following is a summary of available-for-sale marketable securities as of December 31, 2019.

	Beginning	Purchases	(Sales-at cost)	Market Or Fair Value
Marketable Securities	$ 96,221		$ (24,093)	$ 61,666

NOTE 4 – LEASE COMMITMENTS

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

On January 2, 2014, the Company executed a new sublease with Hana Financial Inc., one-year lease agreement with a 60-day termination notice provision. The annual rent is $21,600. The sub-lease was extended for another year at the same rate of $1,800 payable each month, for a total annual rent of $21,600 for 2019. The Company does not have any operating leases.

NOTE 5 – RELATED PARTIES

None

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 5% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2019, the Company has net capital, as defined, of $428,842, which was in excess of its required net capital by $423,842. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was .03 to 1.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies as of December 31, 2019.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed for subsequent events through February 26, 2020 (the date which the financial statements were available to be issued) and concludes that there are no subsequent events that exist.

NOTE 9 – ADJUSTMENT TO OTHER ACCUMULATED COMPREHENSIVE INCOME

The Company made an adjustment to the Statement of Members' Equity for reclassification of overstated other accumulated comprehensive income from prior years to members' equity.

Esae Capital Partners, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2019

Total members' equity qualified for net capital	$486,068
Additions	-
Total	$486,068
Deductions	
Other	21
Uncollateralized receivables	47,955
	--
Net capital before haircuts	$438,092
15c3-1(f) haircuts on securities at 15%	$(9,250)
15c3-1 undue concentration haircuts	
Net Capital	$428,842
Minimum net capital required	5,000
Excess capital	$423,842
Minimum net capital at 120%	$6,000
Total aggregate indebtedness included in statement of financial condition	$11,778
Ratio of aggregate indebtedness to net capital	3%

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

The accompanying notes are an integral to these financial statements

Esae Capital Partners, LLC

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission: December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

Esae Capital Partners, LLC

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3: December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Esae Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Esae Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Esae Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Esae Capital Partners, LLC stated that Esae Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Esae Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Esae Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 28, 2020

Esae Capital Partners, LLC
1410 Broadway, Suite 1102
New York, NY 10018

ESAE CAPITAL PARTNERS, LLC

January 1, 2020

Esae Capital Partners, LLC (SEC#8-68176 / FINRA CRD#149687) is exempt from SEC Rule 15c-3 under the provisions of paragraph (k)(2)(i) and has met all of the exemptions for the most recent fiscal year of 2019.

Thank You,

Jim Yang
Managing Director